UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___July 2007____

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 19th, 2007	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific Adds to Executive Team

Wellington, New Zealand - July 19, 2007 - Austral Pacific Energy Ltd.

(TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. announced today it is strengthening its executive team through the permanent appointment of two key executives and has made significant improvements to its skill base through the addition of highly experienced technical and financial staff.

Dr Chris McKeown has been appointed as Commercial Manager. Chris has been with the company since October 2006 in a temporary capacity, working primarily on commercial issues related to the Cheal project. He will now focus on more strategic issues facing the company. Dr McKeown is the former CEO of Arrowhead Energy Ltd and provides the company with a range of skills derived from developing commercial opportunities within the energy sector.  He has held a variety of key strategic roles including Upstream Fuels Manager; Business Development Manager and Reservoir Engineer, and has worked on commercial projects in Asia-Pacific, Europe, the Middle East and the Americas. Chris has a BSc (Hons) (Applied Geology) and PhD (Geology), from the University of Glasgow.

Mr. David Pay has been appointed as Legal Counsel from August 2007. He will work with the Company Secretary in consolidating the company’s governance and contracting systems, and providing in-house legal support. David has previously worked as Legal Counsel for Contact Energy and more recently as General Counsel for the Electricity Commission, New Zealand’s electricity market oversight body.

Mr. Andy Price has been appointed as Projects Manager. Andy’s first focus will be the testing and delivery of the Cardiff resource. He has operational experience gained in the Middle East, North America and Europe covering a period of 23 years.  He has an extensive knowledge of the exploration and production challenges relevant to the Taranaki Basin. Most recently, he managed OMV New Zealand’s non-operated assets and its drilling preparations for its offshore exploration programme and was previously Engineering Manager for Petro-Canada’s international division in the UK.

Mrs Irene Bocock, previously Corporate Accountant, has been appointed as Financial Controller. She is a member of the New Zealand Institute of Chartered Accountants and has had 20 years experience in chartered accounting. Prior to joining Austral in February 2007, Irene worked in the motor industry.

The Company has granted 800,000 incentive options, as part of the remuneration packages for these new staff. These options replace 500,000 lapsing options which were held by two former executives. All options are exercisable for 5 years, vesting in three equal tranches over 18 or 24 months, at an exercise price fixed at the closing price on the date of the employee’s appointment. For those options recently granted, the price therefore ranges from US$1.02 to US$1.30.

Annual General Meeting Scheduled

The Company’s annual general and special meeting of shareholders is to be held on August 22, 2007 at 4:00 PM (PDT) at the offices of their attorneys, Lang Michener LLP, at Suite 1500 Royal Centre, 1055 West Georgia Street, Vancouver, B.C., Canada. The record date for mailing and voting was July 13, 2007.

A briefing for shareholders unable to attend the AGM will also be held, on September 12, 2007 at noon (NZST), at the James Cook Hotel Grand Chancellor, 147 The Terrace, Wellington, New Zealand.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.